Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

May __, 2011

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”) Securities Act Registration No: 333-62298 Investment Company Act Registration No: 811-10401 Alternative Strategies Mutual Fund (S000019056)

Dear Ms. Stirling:

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted herewith by the Trust on behalf of its series, the Alternative Strategies Mutual Fund (the “Fund”), is a Definitive Proxy Statement on Schedule 14A, in response to your oral comments of May 26, 2011 regarding the preliminary proxy statement filed by the Trust, on behalf of the Fund, on May 17, 2011.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.  In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

1.
Comment: In the section under the heading “Summary of Proposal,” please clarify how shareholders may obtain copies of the current prospectus and statement of additional information for the Acquired Fund.

Response: The Trust responds by revising the applicable disclosure in this section to read as follows:

“If you have not received this report or would like to receive additional copies of the Annual Report to Shareholders, Prospectus and/or SAI, free of charge, please contact the Acquired Fund at the address set forth on the first page of this Proxy Statement or by calling (toll-free) 866-506-7390 and they will be sent to you by first class mail, or visit the Fund’s website at www.ascentiafunds.com.”

2.
Comment: In the sub-section entitled “Investment Risks” under the heading “Comparison of the Acquired Fund and the Acquiring Fund,” please revise the “High Portfolio Turnover Risk” to state that high portfolio turnover may lead to increased costs.

Response: The Trust responds by revising applicable disclosure in this section to read as follows:

“High Portfolio Turnover Risk.  The risk that a high portfolio turnover rate has the potential to result in the realization by the Fund and distribution to shareholders of a greater amount of gains than if the Fund had a low portfolio turnover rate, which may lead to a higher tax liability.  To the extent that the Fund experiences an increase in brokerage commissions due to a higher turnover rate, the performance of the Fund could be negatively impacted by the increased expenses incurred by the Fund.”

3.
Comment: With respect to the sub-section entitled “Limitations and Restrictions” under the heading “Comparison of the Acquired Fund and the Acquiring Fund,” the Staff suggests that the Acquiring Fund revise its fundamental policy concerning investments in commodities to remove the specific reference to physical commodities.

Response: The Trust responds by revising the disclosure concerning the comparison of the Acquired Fund’s and Acquiring Fund’s fundamental investment policies to read as follows:

Northern Lights II (on behalf of the Acquiring Fund) has adopted the following restrictions as fundamental policies, which may not be changed without the favorable vote of the holders of a “majority of the outstanding voting securities of the Acquiring Fund,” as defined in the 1940 Act. Under the 1940 Act, the “vote of the holders of a majority of the outstanding voting securities” means the vote of the holders of the lesser of (i) 67% of the shares of the Fund represented at a meeting at which the holders of more than 50% of its outstanding shares are represented or (ii) more than 50% of the outstanding shares of the Fund.

The Acquiring Fund may not:

1.
Issue senior securities, borrow money or pledge its assets, except that: (i) the Fund may borrow from banks in amounts not exceeding one-third of its total assets (including the amount borrowed); and (ii) this restriction shall not prohibit the Fund from engaging in options transactions or short sales in accordance with its objective and strategies;

2.	Act as underwriter (except to the extent the Fund may be deemed to be an underwriter in connection with the sale of securities in its investment portfolio);

3.	Invest 25% or more of its net assets, calculated at the time of purchase and taken at market value, in securities of issuers in any one industry (other than U.S. Government securities);

4.
Purchase or sell real estate unless acquired as a result of ownership of securities (although the Fund may purchase and sell securities which are secured by real estate and securities of companies that invest or deal in real estate);

5.
Purchase or sell commodities, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions involving currencies and futures contracts and options thereon or investing in securities or other instruments that are secured by commodities;

6.	Make loans of money (except for the lending of its portfolio securities, purchases of debt securities consistent with the investment policies of the Fund and except for repurchase agreements); or

7.
With respect to 75% of its total assets, invest 5% or more of its total assets in securities of a single issuer or hold more than 10% of the voting securities of such issuer (does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities, or other investment companies).

The fundamental policies of the Acquired Fund are identical to the fundamental policies of the Acquiring Fund, as listed above, except that with respect to the Acquired Fund the policy concerning investments in commodities (number 5, above) differs to the extent that the written policy, as stated in the Acquired Fund’s SAI, applies specifically to physical commodities.  However, in practice, the Acquired Fund has applied its fundamental policy concerning investments in commodities to all types of commodities, not limited to physical commodities.  As such, the Acquired Fund and the Acquiring Fund will have identical policies with respect to investments in commodities, despite the difference in the written policy for the Acquired Fund.

4.	Comment: With respect to the sub-section entitled “Fees and Expenses of the Fund” and the “Comparison of Fees and Expenses” table therein:

(a) Please move the pro forma column for each share class to appear adjacent to the corresponding column for that share class and consider using formatting to distinguish the columns for the different share classes;
(b) Please replace the term “Underlying Fund Fees and Expenses” with “Acquired Fund Fees and Expenses,” see Instruction 3(f) to Item 3 of Form N-1A;
(c) Please revise the caption “Dividend Expenses” to clarify that these are expenses related to dividends on short positions;
(d) Please revise footnote (5) to clarify that the Acquiring Fund’s Total Annual Fund Operating Expenses are expected to be below the expense cap;
(e) If there will be no recapture of previously waived fees or reimbursed fund expenses, please remove the line item with the caption “Fee Waiver/Expense Reimbursement Recapture”;
(f) Please renumber the footnote reference in the “Fee Waiver/Expense Reimbursement” line item, as there is no footnote (7); and
(g) With respect to the following statement in footnote (5), “The Advisor is permitted to seek reimbursement from each Fund, subject to limitations, for fees it waived and expenses it paid with respect to the Fund and its predecessors, for three years from the date fees were waived or reimbursed, without causing Total Annual Operating Expenses (with the aforementioned exclusions) to exceed the 2.75% or 2.50% cap, as applicable,” please provide a detailed explanation of how this is possible.

Response: The Trust responds to each of the Staff’s comments on the “Comparison of Fees and Expenses” table as follows:

(a) The Trust has moved the pro forma column for each share class of the Acquiring Fund to appear adjacent to the corresponding share class for the Acquired Fund.

(b) The Trust respectfully declines the Staff’s request to replace the term “Underlying Fund Fees and Expenses” with “Acquired Fund Fees and Expenses,” to avoid the confusion that the term may cause to shareholders as the term “Acquired Fund” has already been applied as a defined term representing the existing series of the Trust, the Alternative Strategies Mutual Fund.  The Trust has used the term “Underlying Fund Fees and Expenses” and has explained the meaning of this term in the applicable footnote to the table in an effort to fulfill the requirements of Form N-1A while avoiding confusion to shareholders that may be caused by using duplicative terminology.  The Trust further responds by adding the following disclosure to the footnote:

“In each Fund’s prospectus “Underlying Fund Fees and Expenses” are referred to as “Acquired Fund Fees and Expenses.”  The use of the term “Underlying Fund Fees and Expenses” has been used here to avoid confusion with the term “Acquired Fund,” as defined in these proxy materials.”

4

(c) The Trust responds by revising the “Dividend Expense” caption to read “Dividend Expenses on Short Positions.”

(d) The Trust responds by revising the applicable disclosure in the footnote to read as follows: “Based on estimated assets of the Acquiring Fund for the fiscal year ended February 28, 2011, the Acquiring Fund is expected to have Total Annual Fund Operating Expenses (with the aforementioned exclusions) below the expense cap for each share class.  In addition, the Advisor potentially may recapture all eligible expense reimbursements and fee waivers made with respect to the Acquired Fund and its predecessor over the prior three-year period.”

(e) The Trust responds by removing the “Fee Waiver/Expense Reimbursement Recapture” line item.

(f) The Trust responds by renumbering the footnotes to ensure that each footnote reference relates directly to the correct line item.

(g) The Trust responds by noting that the Acquired Fund’s obligation to reimburse the Advisor for fees waived or reimbursed within the three year period following the waiver or reimbursement of such fees should the Acquired Fund’s Total Annual Operating Expenses fall below the applicable expense caps during the three year period will be a liability expressly assumed by the Acquiring Fund in connection with the Reorganization.  Accordingly, the Acquiring Fund would reimburse the Advisor for any reimbursed or waived fees of the Acquired Fund or Acquiring Fund should the Acquiring Fund’s Total Annual Operating Expenses fall below the same expense caps as were in place with the Acquired Fund during the applicable period but not to exceed the expense caps.  Additionally, reimbursement would be subject to approval of the Acquiring Fund’s Board of Trustees.

5.
Under the heading entitled “Certain Information Regarding the Trustees and Officers,” please revise the “Principal Occupation During Past 5 Years” column of the “Independent Trustees” and “Interested Trustees and Officers” tables to the extent necessary to include the principal business of any company listed, unless the principal business is implicit in its name.  See Instruction 3 to Item 17(a)(1) of Form N-1A.

Response: The Trust has made the requested changes where appropriate.

6.	Under the heading entitled “Voting Securities and Voting Information,” please clarify the number of votes each share is entitled to.

Response: The Trust responds by adding the following statement to this section:  “Each shareholder is entitled to one vote for each full share owned and fractional votes for fractional shares owned.”

If you have any additional questions or require further information, please contact me at (414) 765-5384.

Sincerely,

/s/ Rachel A. Spearo

Rachel A. Spearo, Esq.
Secretary
Trust for Professional Managers